Exhibit 99.1

THIRD QUARTER 2011 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2011 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q3 2011 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 26, 2011 - Royal Bank of Canada (RY on TSX and NYSE) earnings for the third quarter ended July 31, 2011 were impacted by a loss of $1,573 million related to the previously announced sale of its U.S. regional retail banking operations, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles, which are now classified as discontinued operations. As a result, RBC reported a net loss of $92 million for the quarter and net income from continuing operations of $1,566 million.

Net income from continuing operations was $1,566 million for the third quarter ended July 31, 2011, up 13% from last year and was $5,049 million for the nine months ended July 31, 2011, up 16% from the prior year. These results were driven by strong business growth in Canadian Banking, Wealth Management and our corporate and investment banking business in Capital Markets.

“With earnings from continuing operations in excess of $1.5 billion in the third quarter, and over $5 billion in the first nine months of the year, RBC continues to demonstrate the strength of our businesses and successful execution of our disciplined growth strategy,” said Gord Nixon, RBC President and CEO. “In the context of significant economic and market uncertainty, we continue to strengthen our financial position while extending our leadership in Canada and building on the current momentum in our global businesses.”

Continuing operations: Third quarter 2011 compared to third quarter 2010

•	Net income of $1,566 million (up 13% from $1,384 million)
•	Diluted earnings per share (EPS) of $1.04 (up $.12 from $.92)
•	Return on common equity (ROE) of 16.7% (up from 15.6%)

Continuing operations: First nine months of 2011 compared to first nine months of 2010

•	Net income of $5,049 million (up 16% from $4,371 million)
•	Diluted EPS of $3.38 (up $.46 from $2.92)
•	ROE of 18.4% (up from 17.0%)

Tier 1 capital ratio was 13.2% for the third quarter on a consolidated basis.

Canadian Banking net income was $855 million, up $89 million, or 12%, from last year, reflecting solid volume growth across most businesses and lower provision for credit losses (PCL). Compared to last quarter, net income was up $4 million, reflecting the positive impact of seasonal factors, including additional days and solid volume growth across most businesses. The prior quarter benefitted from a gain on the sale of the remaining Visa shares of $29 million ($21 million after-tax).

“Canadian Banking delivered another strong quarter of earnings growth. Our focus on advice and our strength in multi-channel distribution enabled us to drive solid volume growth of 8% while continually investing in our business and innovating to improve the client experience,” Nixon said.

Wealth Management net income was $179 million, down $6 million from last year and down $41 million compared to last quarter. Excluding certain accounting and tax adjustments in the comparative periods(1), net income was up $32 million or 22% from the prior year largely driven by higher average fee-based client assets, and down $6 million or 3% from the prior quarter mainly due to lower transaction volumes reflecting challenging market conditions, especially towards the end of the quarter.

“Although uncertainty in the markets reduced client activity and transaction volumes, we continued to drive solid growth in assets under management through strong net fund sales. We extended our number one market position in Canadian wealth and asset management, continued to move up the rankings as a leading global wealth manager and achieved top ranking in investor satisfaction among full service investment firms in the U.S.,” Nixon said.

Insurance net income was $144 million, down $9 million or 6% from last year driven by the timing of annuity reinsurance earnings and lower net investment gains, partially offset by lower auto claims costs. Earnings were relatively flat compared to last quarter.

“Insurance continues to produce consistent contributions to our diversified earnings stream and complements our retail product offering. We are deepening our client relationships by providing innovative products and services customized to their changing needs,” Nixon said.

(1)	These measures are non-GAAP. See page 2 of the Earnings Release for additional information and a reconciliation.

International Banking net income was $31 million, down $5 million, or 14% as higher average fee-based client assets and improved transaction volumes at RBC Dexia were more than offset by weaker results in Caribbean banking, reflecting lower business loan volumes, spread compression and higher PCL. Compared to last quarter, net income was down $14 million, or 31%, largely reflecting higher PCL related to two large accounts in Caribbean banking.

“RBC Dexia continues to win new client mandates and grow fee-based assets while enhancing and broadening its global product suite. In the Caribbean, we are making progress towards a common operating model, enabling us to streamline operations and improve efficiencies,” Nixon said.

Capital Markets net income was $277 million, up $76 million from a year ago. Excluding certain market and credit related items (1) net income was up $19 million or 6% from the prior year driven by strong growth in our corporate and investment banking businesses, reflecting improved client activity. This was mostly offset by significantly lower fixed income trading results due to lower client volumes and reduced market liquidity. The current quarter also included higher costs in support of investments in our infrastructure and business growth.

Earnings were down $130 million from the prior quarter reflecting continued deterioration in trading conditions driving significantly lower trading revenue, primarily in our fixed income businesses outside Canada, especially in the latter part of the quarter. These factors were partially offset by continued strength in our investment banking businesses, resulting from improved loan syndication and debt origination in the U.S. and improved M&A activity in the U.S. and Europe.

“Our corporate and investment banking business had an exceptional quarter, reflecting the strength of our client relationships, deep industry expertise and global reach,” Nixon said. “Although trading conditions this quarter were challenging, with significantly lower client volumes and reduced market liquidity, particularly in Europe and the U.S., we have a strong global franchise that is well positioned to benefit when trading headwinds subside.”

Credit Quality(2) - Total PCL of $275 million was down slightly from the prior year, reflecting lower write-offs in our Canadian credit card portfolio and lower provisions in our Canadian business lending portfolio offset by higher provisions in our corporate portfolio in Capital Markets. Total PCL increased $34 million, or 14%, compared to last quarter primarily reflecting higher provisions in our Caribbean commercial portfolio.

(1)	These measures are non-GAAP. See below for additional information and a reconciliation.
(2)	Based on continuing operations. Refer to the Q3 2011 Report to Shareholders for additional information.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding these items is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance. For further information refer to the non-GAAP measures section of the Q3 2011 Report to Shareholders.

Wealth Management - Net Income, excluding certain accounting and tax adjustments

	For the three months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Wealth Management Net Income	$179	$220	$185
Tax accounting adjustment	-	(13)	(14)
Accounting adjustment related to deferred compensation liability	-	(22)	-
Accounting loss (gain) related to foreign currency translation on certain AFS securities	-	-	(24)
Wealth Management Net Income, excluding accounting and tax adjustments	$179	$185	$147

Capital Markets - Net Income, excluding certain market and credit related items

	For the three months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Capital Markets Net Income	$277	$407	$201
Credit valuation adjustments (CVA) - MBIA	-	-	47
Bank-owned life insurance (BOLI) stable value contracts	23	5	25
CVA - other	17	(15)	35
Fair value adjustments on RBC debt	1	4	(9)
Capital Markets Net Income, excluding certain market and credit related items	$318	$401	$299

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2010 Annual Report and in our Q3 2011 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor’s; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2010 Annual Report and in the Risk management section of our Q3 2011 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2011 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Friday, August 26, 2011 at 8:00 a.m. (EST) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (1-866-696-5910 or 416-3402217, passcode 1853457). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on Aug 27 until December 3, 2011 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (1-800-408-3053 or 905-6949451, passcode 6726505).

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Elyse Lalonde, Media Relations, elyse.lalonde@rbc.com, 416-974-8810 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7808

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 55 other countries. For more information, please visit rbc.com.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.